

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL PROCESSING
RECEIVED
SEP 16 2002
WASH. D.C.
154
SECTION

For the Month of **September 2002**

DIGITALE TELEKABEL AG

(Exact Name of Registrant as specified in its charter)

Peiner Straße 8, 30519 Hannover, Germany
011-49-511-69876-910

(Address and telephone number of Registrant's executive office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

[X] Form 20-F [_] Form 40-F

(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ______ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________________).

Digitale Telekabel AG Announces Acquisition of Development Project in Washington State

Symbol: U/DTAGY
Industry: REA
Subject: STK
NEWS RELEASE TRANSMITTED BY CCNMatthews

FOR: DIGITALE TELEKABEL AG

NASDAQ SYMBOL: DTAGY

AUGUST 27, 2002

Digitale Telekabel AG Announces Acquisition of Development Project in Washington State

BERLIN, GERMANY--Digitale Telekabel AG ("DTA" or "the company") (Nasdaq:DTAGY) announced that it has reached agreement to acquire a property ("the property") in Washington State for a purchase price of approximately $2.65 million (U.S.), subject to adjustment, to be paid in cash.

The 17.23-acre property is located within the city limits of Federal Way, Wash., approximately half-way between Seattle and Tacoma, Wash. Its current owner has begun developing a combined mini-storage, warehouse and office facility at the site, and zoning and environmental approvals have been applied for and largely received. The company will be assuming a $350,000 (U.S.) mortgage as part of the transaction.

The property is being acquired from an affiliate of the company's majority shareholder. Completion of the purchase is subject to several conditions, including receipt of an appraisal for the property which is satisfactory to the company and approval of the acquisition by the company's supervisory board elected at the company's Sept. 24, 2002 shareholders' meeting.

Closing of the transaction is expected to occur on or prior to Sept. 30, 2002.
Michael Smith of the company's management board commented, "We are very pleased to announce this acquisition as we believe that the Federal Way project is very sound and is a good example of the type of niche real estate development projects we would like to see the company pursue in the U.S. and Germany."

FOR FURTHER INFORMATION PLEASE CONTACT:

Digitale Telekabel
Rene Randall
North America
(604) 683-5767
or
Digitale Telekabel
Marlene Bryl
Germany
+ (49 30) 20 94 58 00

INDUSTRY: REA
SUBJECT: STK

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End of News

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Registrant: DIGITALE TELEKABEL AG

By:

MICHAEL J. SMITH, MEMBER OF
MANAGEMENT BOARD

Date: September 13, 2002